UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TELECONNECT INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

450663 10 9

(CUSIP Number)

Dirk L. Benschop
Oude Vest 4
Breda, 4811 HT
The Netherlands
Telephone: 011-31-06300-48023

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

CUSIP No. 450663 10 9

(1)  Names of Reporting Persons.

       Dirk L. Benschop and his affiliated company DLB Finance and Consultancy BV, a company organized in The Netherlands

(2)  Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)  SEC Use Only

(4)  Source of Funds
       WC

(5)  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

(6)  Citizenship or Place of Organization
The Netherlands

Number of Shares Beneficially Owned By Each Reporting Person With:

(7) Sole Voting Power:   303,001 shares of common stock

(8) Shared voting power: -0-

(9) Sole dispositive power: 303,001

(10) Shared dispositive power: -0-

(11) Aggregate amount beneficially owned by each reporting person: Mr. Benschop beneficially owns 303,001 shares of common stock through his ownership of DLB Finance and Consultancy BV.

(12) Check if the aggregate amount in Row (11) Excludes Certain Shares ☐

(13) Percent of class represented by amount in Row (11): 5.38% as of November 30, 2010

(14) Type of Reporting Person: individual

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Teleconnect Inc. (the "Issuer"), a Florida corporation, which has its principal executive offices at Oust Vest 4, 4811 HT Breda, The Netherlands.

ITEM 2. IDENTITY AND BACKGROUND

Dirk L. Benschop became a director, President, Treasurer, and Secretary of the Issuer on December 11, 2008.  His address is Oust Vest 4, 4811 HT Breda, The Netherlands.  He is a citizen of The Netherlands.

Mr. Benschop, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

Mr. Benschop, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Benschop originally acquired an irrevocable proxy to vote shares of common stock owned by Mr. Leonardo Geeris for no consideration on December 11, 2008.  Mr. Benschop did not pay any consideration for the irrevocable proxy that he acquired from Mr. Leonardo Geeris during December 2008.  This proxy expired in November 2009.

Mr. Benschop acquired 291,180 shares of common stock of the Issuer from Mr. Leonardo Geeris during February 2009 for services.

Mr. Benschop acquired 11,821 shares of the common stock of the Issuer in exchange for his ownership interest in Hollandsche Exploitatie Maatschappij BV, a company acquired by the Issuer in exchange for the common stock of the Issuer, effective October 15, 2010.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the irrevocable proxy from Mr. Leonardo Geeris covering the securities of the Issuer owned by Mr. Geeris was to allow Mr. Benschop to take timely management and Board decisions, in the best interest of the Company.

The purpose of the award of the securities of the Issuer to DLB Finance and Consultancy BV resulting from the debt forgiveness of Mr. Geeris was to provide a management incentive to the new Director.

The purpose of the exchange of his ownership interest in Hollandsche Exploitatie Maatschappij BV was for investment purposes.

As of November 30, 2010:

(a)There were no proposals for the acquisition of any additional securities of the Issuer or the disposition of any securities of the issuer.

(b) There were no pending proposals regarding an extraordinary transaction such as a merger or a reorganization involving the Issuer and its subsidiaries except for the recent acquisition of Hollandsche Exploitatie Maatschappij BV by the Issuer.

(c) There were no proposals relating to a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

(d) There were no proposals or plans to change the total authorized number or term of directors on the Board of Directors or to fill any existing vacancies.  However, three new members,  Mr. Les Pettitt, Mr. Gustavo Gomez and Mr. Kees Lenselink were appointed to the Board of Directors on October 8, 2010, to fill the remaining three vacancies.

(e) There were no proposals to cause a material change in the present capitalization or dividend policy of the Issuer.

(f) There were no proposals or plans to make changes in the Issuer's business or corporate structure apart from the acquisition of Hollandsche Exploitatie Maatschappij BV on October 15, 2010, which reinforces the Company’s previously announced primary activity being the age validation service provided at retail stores to avoid the sale of alcohol and tobacco to minors.

(g) There were no proposals to change the Issuer’s charter, by laws or instruments corresponding thereto or other sections which may impede the acquisition of control of the Issuer by any person.

(h) There were no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the Pink Sheets over-the-counter market.

(i) There were no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)  Mr. Benschop became the beneficial and indirect voting owner of shares of the Common Stock of the Issuer owned by Mr. Geeris and his affiliates as of December 11, 2008 which proxy expired in November 2009.

(b) Mr. Benschop presently owns a total of 303,001 shares of the Common Stock of the Issuer and he has sole power to vote or direct the vote of such Common Stock and to direct its disposition.

(c) Except for the 11,821 shares of common stock of the Issuer acquired by Mr. Benschop on October 15, 2010, no other purchases or sales of the Common Stock of the Issuer have been made by Mr. Benschop during the 60 days preceding this acquisition.

(d) To the best knowledge of Mr. Benschop, no other person or entity has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the securities owned by him.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2010

/s/ Dirk L. Benschop
Dirk L. Benschop